UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

eFFECTOR Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

28202V 108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28202V 108	Schedule 13G	2

1.	Names of Reporting Persons. SR One Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person OO

CUSIP No. 28202V 108	Schedule 13G	3

1.	Names of Reporting Persons. SR One Capital Fund I Aggregator, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

CUSIP No. 28202V 108	Schedule 13G	4

1.	Names of Reporting Persons. SR One Capital Partners I, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

CUSIP No. 28202V 108	Schedule 13G	5

1.	Names of Reporting Persons. SR One Co-Invest I, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person OO

CUSIP No. 28202V 108	Schedule 13G	6

1.	Names of Reporting Persons. SR One Co-Invest I Manager, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person OO

CUSIP No. 28202V 108	Schedule 13G	7

1.	Names of Reporting Persons. Simeon George
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person IN

CUSIP No. 28202V 108	Schedule 13G	8

Explanatory Note:

This Amendment No. 1 to the Schedule 13G (“Amendment No. 1”) relating to eFFECTOR Therapeutics Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2022 (the “Schedule 13G”). This Amendment No. 1 is being filed to disclose that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of common stock, par value $0.001 (the “Common Stock”) of the Company. This Amendment No. 1 is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

ITEM 1.

(a)	Name of Issuer:

eFFECTOR Therapeutics Inc.

(b)	Address of Issuer’s Principal Executive Offices:

11120 Roselle Street, Suite A, San Diego, CA 92121

ITEM 2.

(a)	Name of Person Filing:

This Amendment No. 1 is being filed jointly by SR One Capital Fund I Aggregator, LP (“SR One Fund I”), SR One Capital Partners I, LP (“SR One CP I”), SR One Capital Management, LLC (“SR One Management”), SR One Co-Invest I, LLC (“SR One Co-Invest”), SR One Co-Invest I Manager, LLC (“Co-Invest Manager”), and Simeon George (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing filed herewith in accordance with Rule 13d-1(k)(1) under the Act.

SR One Fund I is owned and controlled by SR One Management, which is indirectly owned and controlled by Simeon George. SR One CP I serves as the general partner of SR One Fund I and SR One Management serves as the general partner of SR One CP I. Co-Invest Manager serves as the manager of SR One Co-Invest and SR One Management serves as the manager of Co-Invest Manager. Simeon George is the managing member of SR One Management.

(b)	Address of Principal Business Office, or if None, Residence:

The principal business address of each Reporting Person is as follows:

985 Old Eagle School Road, Suite 511, Wayne, PA 19087

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock, par value $0.001

(e)	CUSIP Number:

28202V 108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 28202V 108	Schedule 13G	9

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).
(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

ITEM 4. OWNERSHIP.

The information in items 1 and 5 through 11 on the cover page for each Reporting Person of this Amendment No. 1 is hereby incorporated by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

SR ONE CAPITAL FUND I AGGREGATOR, L.P.
By: SR One Capital Partners I, LP
By: SR One Capital Management, LLC

By:	/s/ Sasha Keough
Name: Sasha Keough
Title: Attorney-in-Fact

SR ONE CAPITAL PARTNERS I, LP
By: SR One Capital Management, LLC, its General Partner

By:	/s/ Sasha Keough
Name: Sasha Keough
Title: Attorney-in-Fact

SR ONE CO-INVEST I, LLC
By: SR One Co-Invest I Manager, LLC its Managing Member
By: SR One Capital Management, LLC, its Managing Member

By:	/s/ Sasha Keough
Name: Sasha Keough
Title: Attorney-in-Fact

SR ONE CO-INVEST I MANAGER, LLC
By: SR One Capital Management, LLC, its Managing Member

By:	/s/ Sasha Keough
Name: Sasha Keough
Title: Attorney-in-Fact

SR ONE CAPITAL MANAGEMENT, LLC
By: Simeon George, its Managing Member

By:	/s/ Sasha Keough
Name: Sasha Keough
Title: Attorney-in-Fact

*
Simeon George

*/s/ Sasha Keough
Sasha Keough
As attorney-in-fact

This Amendment No. 1 was executed by Sasha Keough on behalf of the entities and individual listed above pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit 2 hereto.